UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number 000-56727

BROOKFIELD INFRASTRUCTURE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York, 10281

 United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-278738).

On November 28, 2025, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated November 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Infrastructure Corporation
(Registrant)

Date: November 28, 2025	/s/ Michael Ryan
Michael Ryan
General Counsel and Corporate Secretary